Contact

www.linkedin.com/in/c-shawn-stephens-3a99a8b (LinkedIn)
www.erlanger.org (Company)

Top Skills

Real Estate
Investment Properties
Sales

Certifications

Lean Black Belt Professional (LBBP)
PCA- Property Claims Adjuster
Project Management Professional (PMP)®

C. Shawn Stephens

Sr. Project Manager , PMP
Greater Chattanooga

Summary

Experienced Project Manager and International Account Manager with a demonstrated history in IT, construction and industrial automation fields. Skilled Procurement and Vendor Management strategist with excellent negotiation abilities. Strong support professional skilled in Sales, Lean Management, International Logistics, Investment Strategies, and Lean Six Sigma.

Experience

Erlanger Health System
Project Manager
January 2020 - Present (4 years 5 months)
Chattanooga, Tennessee Area

Forbo Movement Systems
12 years 11 months

Purchasing Manager/ North American Roll Production
December 2016 - Present (7 years 6 months)
Huntersville, North Carolina

INTERNATIONAL ACCOUNT REP.
July 2011 - Present (12 years 11 months)
Charlotte, North Carolina Area

• International Logistics projects and strategic objectives in movement system technologies.

C Stephens Consulting
Client Care
January 2012 - Present (12 years 5 months)
Charlotte, North Carolina Area

• Consulting with multidisciplinary teams on implementation of new web-based applications and systems/performance measures and sales and marketing strategies.
• Deploying project management, improvement, analytic, and change management theory.

Exit
Real Estate Consultant
2005 - 2011 (6 years)

Commercial and Residential real estate consulting and marketing.

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Education

Lee University
 · (1989 - 1993)